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                              June 18, 2024

       Leon O. Moulder, Jr.
       Chief Executive Officer
       Zenas BioPharma, Inc.
       1000 Winter Street
       North Building, Suite 1200
       Waltham, MA 02451

                                                        Re: Zenas BioPharma,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted June 14,
2024
                                                            CIK No. 0001953926

       Dear Leon O. Moulder:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Obexelimab Program, page 2

   1. We note your response to prior comment 1. We also note that disclosure in this section continues to state
obexelimab was well tolerated in five completed clinical trials including trials that used
intravenous infusion for the delivery of your product candidate. Please balance this statement
by clarifying that you have observed serious adverse events in trials of obexelimab
administered through intravenous infusion.
 Leon O. Moulder, Jr.
FirstName  LastNameLeon O. Moulder, Jr.
Zenas BioPharma, Inc.
Comapany
June       NameZenas BioPharma, Inc.
     18, 2024
June 18,
Page 2 2024 Page 2
FirstName LastName
       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Nicholas Roper, Esq.